Exhibit 14

CODE OF CONDUCT AND ETHICS

VITACOST.COM, INC.

Adopted as of June 11, 2006

This Code of Conduct and Ethics (this “Code”) shall apply to all directors and officers, or persons performing similar functions, and all employees (collectively, the “Covered Persons”) of Vitacost.com, Inc. (the “Corporation”). Covered Persons have an obligation to the Corporation, its investors and the investment community in general to maintain the highest standards of honest and ethical conduct. In recognition of this obligation, the Covered Persons have adopted the following standards of ethical conduct. Adherence to these standards is integral to achieving the objectives of the Corporation and its investors. None of the Covered Persons shall commit acts contrary to these standards nor shall they condone the commission of such acts by advisors, agents or others engaged by the Corporation.

General Standards and Compliance with Laws

The Covered Persons have a responsibility to:

•	Maintain high standards of honest and ethical conduct.

•	Act in good faith, responsibly and without misrepresenting material facts or allowing their independent judgment to be compromised.

•	Refrain from engaging in any activity that would prejudice their ability to carry out their duties ethically.

•	Refrain from engaging in or supporting any activity that would discredit the Corporation.

•	Comply with rules and regulations of federal, state and local governments, and appropriate private and public regulatory agencies or organizations.

Avoidance of Conflicts of Interest and Improper Influences

The Covered Persons have a responsibility to:

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Avoid actual or apparent conflicts of interest between personal and Corporation-related relationships. In particular, Covered Persons should not participate in a personal business transaction with the Corporation in which they will receive a significant profit or gain, unless otherwise approved by the board of directors of the Corporation (the “Board”) in accordance with the Colorado Business Corporation Act. Covered Persons should advise the Board of any prospective or existing potential conflict.

•	Refuse any gift, favor or hospitality that would influence or would appear to influence their actions.

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In any dealings with a government official, supplier or other person or entity, the Covered Persons shall not request, accept or offer to give any significant thing of value, the purpose or result of which could be to influence the bona fide business relations between the Corporation and such persons or entities.

Professional Competence

The Covered Persons have a responsibility to:

•	Maintain an appropriate level of professional competence by continuing development of their knowledge and skills.

•	Perform their professional duties in accordance with relevant laws, regulations and technical standards.

•	Prepare full, fair, accurate, timely and understandable financial statements, reports and recommendations after appropriate analyses of relevant and reliable information.

Confidentiality

The Covered Persons have a responsibility to protect the Corporation by:

•	Refraining from disclosing to others confidential information acquired in the course of their work except when authorized to do so.

•	Refraining from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage either personally or through third parties.

Prohibition of Loans

•	No Covered Persons shall request or accept a loan or advance from the Corporation.

Reporting; Accountability; Disciplinary Action; Anti-Retaliation; Compliance and Waiver

All Covered Persons are expected to read and be familiar with this Code of Ethics. All Covered Persons will be held accountable for their compliance with and adherence to this Code of Ethics. Copies of this Code of Ethics will be supplied to all Covered Persons.

Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Disciplinary action will be determined based on the facts and circumstances of each particular situation. Violations of this Code of Ethics, together with the corresponding disciplinary action, may be made public by the Corporation. Violation of this Code of Ethics may also constitute a violation of law and may result in civil and criminal penalties.

All Covered Persons have a duty and obligation and are required to promptly notify the Board of any known or suspected violations of this Code of Ethics or any policies or procedures established pursuant to this Code of Ethics, together with a full disclosure of the known facts and circumstances of such violation or suspected violation. Failure to do so may itself constitute a violation of this Code of Ethics. Covered Persons are expected to identify and report known potential issues before they lead to problems. Upon the request of the person reporting any violation or potential violation of this Code of Ethics, the Corporation will use reasonable efforts to keep all such communication confidential, subject to any disclosure required by applicable law. Covered Persons have the right to choose to remain anonymous in reporting any possible violation of this Code of Ethics. Except to the extent required by applicable law, any Covered Person reporting any violation or potential violation of this Code of Ethics must not discuss or disclose any information relating to any ensuing investigation or the related complaint to any person not involved in such investigation.

At no time will there be any retaliation by the Corporation against any Covered Person who acts in good faith in reporting any violation or suspected violation of this Code of Ethics or any potential issue with respect to this Code of Ethics. Additionally, the Corporation strictly prohibits any retaliation against any Covered Person who reports in good faith any violation or suspected violation of this Code of Ethics. Any retaliation against any Covered Person will be subject to disciplinary action, including potential termination of employment.

Any request for a waiver of any provision of this Code must be in writing and addressed to the Board. Any waiver of this Code must be disclosed promptly on a current report on Form 8-K or by any other means approved by the Securities and Exchange Commission.

If any Covered Person has any questions regarding this Code of Ethics, or the best course of action in a particular situation, they should promptly contact the Board.

This Code of Ethics is not intended to and does not constitute a contract of employment. The Corporation reserves the right, at any time and from time to time, to amend, supplement, replace or eliminate this Code of Ethics in its sole and absolute discretion and without any prior notice.

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